SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number: 0-22334

LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN
(Title of the Plan)

LODGENET ENTERTAINMENT CORPORATION
(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161
(State of Incorporation)	(IRS Employer Identification Number)

3900 West Innovation Street, Sioux Falls, South Dakota 57107
(Address of Principal Executive Offices)

(605) 988-1000
(Registrant’s Telephone Number, including Area Code)

Form 11-K cover page for the LodgeNet Entertainment Corporation 401(k) Plan
Index
Signature
FINANCIAL STATEMENTS AND EXHIBITS
Reports of Independent Auditors
Statements of net assets available for benefits as of December 31, 2002 and 2001
Statement of changes in net assets available for benefits for the year ended December 31, 2002
Notes to financial statements
Schedule of Assets (Held At End of Year)
EX-23 Consent of Independent Auditors
EX-99 Certification of CEO and CFO

INDEX

PAGE

Form 11-K cover page for the LodgeNet Entertainment Corporation 401(k) Plan	Cover

Index	2

Signature	3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of The LodgeNet Entertainment Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the independent auditor’s report thereon:

Reports of Independent Auditors	4

Statements of net assets available for benefits as of December 31, 2002 and 2001	6

Statement of changes in net assets available for benefits for the year ended December 31, 2002	7

Notes to financial statements	8

Schedule of Assets (Held At End of Year)	11

Exhibit 23-Consent of Independent Auditors	12

Exhibit 99-Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

Signature

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Entertainment Corporation 401(k) Plan

(Name of Plan)

Date: June 27, 2003	/s/ Scott C. Petersen
Scott C. Petersen
President, Chief Executive Officer

Report of Independent Auditors

To the Plan Administrator of the
LodgeNet Entertainment Corporation 401 (k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401 (k) Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of the Plan as of December 31, 2001, was audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on the financial statement in their report dated May 17, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
May 23, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

Report of independent public accountants

To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 2001 and 2000*, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 2001 and 2000*, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental Schedule of Assets (Held At End of Year) has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
May 17, 2002

*     The 2000 statement of net assets available for benefits and the 2001 and 2002 statement of changes in net assets available for benefits are not required to be presented in the 2002 annual report.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statements of net assets available for benefits

As of December 31

	2002	2001

Investments	$10,693,254	$10,880,457

Net assets available for benefits	$10,693,254	$10,880,457

The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statement of changes in net assets available for benefits

For the year ended December 31

2002

Investment (loss)
Interest and dividend income	$93,380
Net depreciation of investments	(2,308,542)

Total investment loss	(2,215,162)

Contributions
Participant	1,951,505
Employer	714,029
Rollover	10,390

Total contributions	2,675,924

Distributions to participants	(647,965)

Net decrease	(187,203)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,880,457

End of year	$10,693,254

The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Notes to financial statements

December 31, 2002 and 2001

1  Description of the Plan

The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the Plan) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all employees of LodgeNet Entertainment Corporation (the Company) who have completed 90 days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code (the “Code”).

Plan Operations

The Company functions as the plan sponsor and administrator. SunTrust Bank is utilized as trustee and asset custodian of the Plan.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 15 percent, with an annual maximum contribution of $11,000, as provided by the Code. Amounts contributed are invested at the discretion of plan participants in any of the 20 investment options as directed by the participant, one of which is to invest in the common stock of the company.

The Company makes a discretionary match of participant contributions, equal to 50 percent of the first 6 percent of each participant’s eligible contribution for the plan year. Amounts contributed are allocated among the investment funds in the same manner as participant contributions.

The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants. There were no discretionary contributions in 2002.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participant accounts plus actual earnings thereon is based on years of service. A participant is 100 percent vested after five years of credited service based on the following percentages:

Percent vested

Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100 percent vested.

Forfeitures

Forfeitures of the nonvested account balances, resulting from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon, are used to reduce future employer contributions. Forfeitures were approximately $20,300 in 2002.

Participant Loans

Participants may borrow funds from the Plan up to 50 percent of their vested balance at an interest rate of 1 percent over the prime interest rate. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan. Interest rates on loans range from 5.75 percent to 9.00 percent, and are due at various dates through December 2014.

Distribution of Benefits

Upon retirement, death, disability, termination of employment or attainment of age 62, a participant or a participant’s beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant’s account by a lump-sum payment.

2  Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined by SunTrust Bank, the trustee of the Plan, by reference to quoted market prices as of December 31, 2002 and 2001. Investment income includes realized gains and losses, unrealized appreciation and depreciation, dividends and interest income.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

Plan investment income is allocated to plan participants based on their pro rata account balances.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk. Due to the level of risk associated with certain investments securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3  Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

December 31, 2002

Janus Adviser Capital Appreciation Fund	$1,053,166
Janus Adviser Worldwide Fund	1,230,985
MFS Massachusetts Investors Growth Fund	1,488,814
SunTrust 500 Index Fund Class B	1,504,552
STI Classic Life Vision Growth & Income	807,703
SunTrust Stable Asset Fund	1,147,387

December 31, 2001

Janus Adviser Capital Appreciation Fund	$1,051,263
Janus Adviser Worldwide Fund	1,478,933
MFS Massachusetts Investors Growth Fund	1,801,202
SunTrust 500 Index Fund Class B	1,784,755
STI Classic Life Vision Growth & Income	867,067
SunTrust Stable Asset Fund	774,396

4  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code . Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100 percent vested in their accounts.

6  Party-in-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.

Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Entertainment Corporation and investment funds under the trustee’s control. In 2002, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	2002

	Purchases	Sales

Sun Trust mutual funds	$1,296,778	$793,490
LodgeNet Entertainment Corporation common stock	682,532	553,912

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

(Employer identification number: 46-0371161) (Plan number: 001)

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

As of December 31, 2002

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor or	of Interest, Collateral Par or
	Similar Party	Maturity Date	Cost **	Current Value

	American Century	Income & Growth Advisor		$528,173
	Dreyfus	Premier New Leaders Fund		175,347
	Dreyfus	Premier Technology Growth Fund		113,328
	Franklin	Small-Mid Cap Growth Fund		328,032
	Janus Adviser	International Fund		34,163
	Janus Adviser	Capital Appreciation Fund		1,053,166
	Janus Adviser	Worldwide Fund		1,230,985
	MFS Massachusetts	Investors Growth Fund		1,488,814
	MFS Massachusetts	Capital Opportunities Fund		50,582
	MFS Massachusetts	Mid Cap Growth Fund		81,170
*	SunTrust	500 Index Fund Class B		1,504,552
*	SunTrust	Stable Asset Fund		1,147,387
	STI Classic	Short-Term Bond		306,019
	STI Classic	Growth & Income Fund		363,939
	STI Classic	Investment Grade Bond		361,703
	STI Classic	International Equity Index		30,052
	STI Classic	Life Vision Moderate Growth		96,011
	STI Classic	Life Vision Growth & Income Fund		807,703
	STI Classic	Life Vision Aggressive Growth		38,693

*	LodgeNet Entertainment Corporation	Common Stock		484,791
*	Participants Loans	Interest ranging from 5.75 percent to 9.00 percent, due at various dates through December 2014		468,646

	Total investments			$10,693,254

*     Denotes party-in-interest to the Plan.

**     Historical cost information is not required for participant-directed investments under ERISA.